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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FW Preferred Capital Trust I
(Name of Subject Company (Issuer))

Foster Wheeler Ltd.
Foster Wheeler Holdings Ltd.
Foster Wheeler Inc.
FWPI Ltd.
(Names of Filing Persons (Offerors))

9.00% Preferred Securities, Series I
(Liquidation Amount $25 per Trust Security)
Guaranteed by Foster Wheeler LLC and Foster Wheeler Ltd.
(Title of Class of Securities)

302684204
(CUSIP Number of Class of Securities)

Lisa Fries Gardner
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809-4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)	Copies to: John J. Kelley III Tracy Kimmel King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

$30,450,000(1)	$2,463.41(2)

(1)
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the exchange of all 7,000,000 shares of 9.00% Preferred Securities, Series I (Liquidation Amount $25 per Trust Security) of FW Preferred Capital Trust I, for 7,000,000      % Cumulative Guaranteed Preferred Shares of Foster Wheeler Holdings Ltd., based on the market value of the 9.00% Preferred Securities, Series I ($4.35 per preferred security, which was the average of the high and low sales price thereof on July 9, 2003 as reported on the NYSE).
(2)
The amount of the filing fee is .00809% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,463.41	Filing Party:	Foster Wheeler Ltd.,
Foster Wheeler Holdings Ltd.,
Foster Wheeler Inc.,
FWPI Ltd.
Form or Registration No.: S-4 (File No. 333-107054)	Date Filed:	July 15, 2003
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party (affiliate) tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Schedule TO relates to the offer by Foster Wheeler Holdings Ltd. to exchange its    % Cumulative Guaranteed Preferred Shares (Liquidation Preference of $        per Preferred Share), or the preferred shares, fully and unconditionally, jointly and severally guaranteed by Foster Wheeler Ltd., Foster Wheeler Inc. and FWPI Ltd., for any and all outstanding 9.00% Preferred Securities Series I, issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security) and guaranteed by Foster Wheeler LLC and Foster Wheeler Ltd., or the trust securities, on the terms and conditions described in the prospectus contained in the Registration Statement on Form S-4, as amended (No. 333-107054) incorporated by reference herein and filed as Exhibit (a)(1).1 hereto and including the documents incorporated by reference therein (the "Prospectus"). Each trust security may be exchanged for one preferred share of Foster Wheeler Holdings Ltd. Holders of trust securities will not receive any consideration for accrued and unpaid dividends on trust securities tendered in the exchange offer. Holders may exchange all or any portion of trust securities in the exchange offer in increments of $25 in liquidation amount.

Item 1. Summary Term Sheet.

        The information set forth in the Prospectus is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)–(c)     The information set forth in the Prospectus is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)–(c)     The information set forth in the Prospectus and in Foster Wheeler Ltd.'s proxy statement on Schedule 14A for the 2003 annual meeting filed on March 25, 2003 (File No. 001-31305) (the "2002 Proxy Statement") is incorporated herein by reference.

        None of the filing persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

        None of the filing persons was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibitions or activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

        (a)   The information set forth in the Prospectus is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)   The information set forth in Foster Wheeler Ltd.'s Annual Report on Form 10-K/A for the year ended December 27, 2002 (File No. 001-31305) (the "2002 Form 10-K"), Foster Wheeler Ltd.'s quarterly report on Form 10-Q for the period ended June 27, 2003 (File No. 001-31305) (the "June 27, 2003 10-Q") and in the 2002 Proxy Statement is incorporated herein by reference.

        (b)   Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)–(c)(1)–(7)     The information set forth in the Prospectus is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Prospectus is incorporated herein by reference.

        (b)   Not applicable.

        (d)   Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)   Joseph Melone, a director of Foster Wheeler Ltd. owns 12,700 trust securities. John Stuart, a director of Foster Wheeler Ltd. owns 6,700 trust securities.

        (b)   None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Prospectus is incorporated herein by reference.

Item 10. Financial Statements.

        (a)–(b)     The financial statements contained in the 2002 Form 10-K, the June 27, 2003 10-Q, Foster Wheeler Ltd.'s Current Report on Form 8-K filed on July 15, 2003 (File No. 001-31305), and the sections of the Prospectus entitled "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Ratio of Earnings to Fixed Charges," are incorporated herein by reference.

        You may read and copy any document Foster Wheeler Ltd. files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information. The website address is http://www.sec.gov. In addition, such material can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of Foster Wheeler Ltd.'s public filings at NYSE, you should call (212) 656-5060.

Item 11. Additional Information.

        (a)(1)     Not applicable.

        (a)(2)–(3)     The information set forth in the Prospectus is incorporated herein by reference.

        (a)(4)–(5)     None.

        (b)   The information set forth in the Prospectus is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1).1	Prospectus (Incorporated from Part I of the Registration Statement on Form S-4 (File No. 333-107054) filed on July 15, 2003, as amended (the "Registration Statement"))
(a)(1).2	Form of Letter of Transmittal and Consent (Incorporated by reference to Exhibit 99.1 of the Registration Statement)
(a)(1).3	Form of Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.2 of the Registration Statement)
(a)(1).4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.3 of the Registration Statement)
(a)(1).5	Form of Letter to Clients (Incorporated by reference to Exhibit 99.4 of the Registration Statement)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Prospectus (See Exhibit (a)(1).1)
(a)(5)	None
(b)	Not applicable
(d)	Not applicable
(g)	None
(h)	None

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOSTER WHEELER LTD.
/s/ LISA FRIES GARDNER Lisa Fries Gardner Vice President and Secretary September , 2003
FOSTER WHEELER HOLDINGS LTD.
/s/ LISA FRIES GARDNER Lisa Fries Gardner Vice President and Assistant Secretary September , 2003
FOSTER WHEELER INC.
/s/ LISA FRIES GARDNER Lisa Fries Gardner Vice President, Secretary and Chief Compliance Officer September , 2003
FWPI LTD.
/s/ LISA FRIES GARDNER Lisa Fries Gardner Vice President, and Assistant Secretary September , 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1).1	Prospectus (Incorporated from Part I of the Registration Statement on Form S-4 (File No. 333-107054) filed on July 15, 2003, as amended (the "Registration Statement"))
(a)(1).2	Form of Letter of Transmittal and Consent (Incorporated by reference to Exhibit 99.1 of the Registration Statement)
(a)(1).3	Form of Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.2 of the Registration Statement)
(a)(1).4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit 99.3 of the Registration Statement)
(a)(1).5	Form of Letter to Clients (Incorporated by reference to Exhibit 99.4 of the Registration Statement)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Prospectus (See Exhibit (a)(1).1)
(a)(5)	None
(b)	Not applicable
(d)	Not applicable
(g)	None
(h)	None

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SIGNATURES
EXHIBIT INDEX